Room 4561

	December 23, 2005

Mr. Frank T. Sample
President and Chief Executive Officer
Visicu, Inc.
217 East Redwood Street, Suite 1900
Baltimore, Maryland 21202

Re:	Visicu, Inc.
	Registration Statement on Form S-1 filed November 29, 2005
	File No. 333-129989

Dear Mr. Sample:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

1. We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Prospectus Summary, page 1

3. Please provide us the support for certain data, statistic and other information you have used throughout your prospectus that appears to be the result of studies and the like. For example, you state on page 7 that "a significant increase in intensivist-directed
ICU care could result in as much as a 30% reduction in hospital mortality." To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.

4. With respect to any information in your prospectus that you have attributed to a third party, please tell us whether the source of the information is publicly available without cost or at a nominal expense.

5. It appears that the intellectual property disputes that you later discuss, particularly the current disposition by the U.S. Patent and
Trademark Office with respect to your patent may be of such material consequence that disclosure in this summary may be warranted. Please revise or otherwise advise.

6. Please provide us a copy of the Critical Care Medicine study that you co-authored and partially funded. We further note your statement that the Critical Care Medicine is a peer-reviewed journal.
Please
elaborate on whether your study underwent any such review and discuss the extent to which you partially funded the study. Please also discuss whether there exists any material relationship between you and Cap Gemini Ernst and Young.

Risk Factors

We derive a significant portion of our revenues from a limited number
of customers...., page 9

7. It appears that you may be substantially dependent on the customers you have identified in this risk factor. Please file the agreements with any customers that represent over 10 percent of your revenue as exhibits or advise why you are not required to file these exhibits. Please see Item 601(b)(10)(ii)(B) of Regulation S-K. Further, please disclose the duration of your relationships with your significant customers here or elsewhere in your prospectus, as appropriate.

Our revenues from existing customers will decrease..., page 9

8. Please advise us as to how material your lower-price provisions are to your revenue, such as the amount of revenue that may be impacted by such provisions. In addition, here or elsewhere, as appropriate, please address whether this lower-price provision inhibits your ability to increase your prices and the duration, if any, you plan to continue providing customers with this lower-price provision and the basis upon which you provide such a provision. Please also discuss the circumstances for which refunds would be

Products liability claims may require us to pay damages..., page
10

9. Please advise us at how material any possible claims of products liability are to your business. In addition to your discussion with respect to this risk, we note that your customers undertake the operation and maintenance of your product and fulfill any necessary communications requirements for your product.

We do not have any adequate history to predict whether our customers will renew..., page 10

10. While you state that you cannot accurately predict whether your customers will renew, please discuss any actual notice from a customer, if material, that such customer will not renew. To the extent material, please also discuss here or elsewhere, such as your management`s analysis and discussion, the percentage of revenue represented by customers whose contracts will soon terminate.

Any loss of the third-party intellectual party and technology licenses..., page 11

11. To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that you license from third parties. Please discuss whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K for additional guidance.

After clearance or approval of our products..., page 16

12. It is unclear from the disclosure whether you have at any time reported any corrections or removals to the FDA in cases where the correction or removal was initiated to reduce a risk to health posed by your product or to remedy a violation.

The FDA could retroactively determine that modifications, page 16

13. Please clarify whether you are required to notify the FDA as to the modifications that you have made and which you have determined do not require additional clearance or approval from the FDA. If not, please discuss briefly how the FDA is able to review and disagree with your determinations.

Use of Proceeds, page 23

14. Please discuss in greater detail your planned use of proceeds to
"support the growth of [y]our business, including increased sales and marketing efforts and enhancements to [y]our product offerings." For example, please discuss whether the proceeds are to be used primarily to increase sales efforts or to improve products and how such proceeds are planned to be used with respect to sales and product development.

Dividend Policy, page 23

15. Please disclose when payment was made on the special cash dividend. Please advise us as to the reason for the timing of the declaration of the dividend in light of your planned public offering seeking funds to support the growth of your business.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 28

16. Management`s discussion and analysis should include disclosure based on currently known trends, events and uncertainties that are reasonably expected to have material effects upon you. In this regard, you may want to revise your disclosure with respect to intellectual property disputes with iMDsoft and Cerner and the subsequent rejection of all your patent claims by the U.S. Patent and
Trademark Office. Please quantify the expected effects of these and other known, material trends, events and uncertainties on your future results to the extent possible. Please see Item 5.D. of Form 20-F and Section III.B.3 of Release No. 33-8350 for additional guidance.

17. It appears that certain terms of your customer agreements are generally typical and the agreements obviously play a material role in affecting the results of your operations. For example, you discuss previously that your ability to modify pricing on your product is affected by a lower-price provision found in many of your customer agreements. Please provide a brief discussion of the material terms of your agreements. Please also elaborate on how pricing is determined for your product such as whether pricing is dependent on the number of ICUs or ICU beds covered by the agreements. We note a brief discussion of pricing and other contract terms on page 47. Pursuant to our prior comment, please also address whether you plan to modify certain terms of your customer agreements such as your lower-price provision or the three-year typical term of the agreements.

Critical Accounting Policies

Revenue Recognition, page 30

18. We note your disclosure on page 52 indicating that you have granted to your customers price guarantees that could result in refunds of amounts already paid to you. Given these potential refunds, tell us how you determined that your sales price was fixed or determinable at the time of sale. Tell us why you do not consider this to be a critical accounting policy that should be discussed in this section.

19. We understand that your new customer implementation services range from seven to nine months. Tell us more about the nature of the implementation services you provide and address whether your arrangements require significant production, modification or customization of the software or if the services are essential to the functionality of any other element in the arrangement. Refer to paragraphs 7, 70 and 71 of SOP 97-2 and explain why you have not applied contract accounting to your arrangements. Clarify whether your conclusions will differ if and when you establish VSOE for PCS.

20. On page 30, you indicate that in 2007 and 2008, many of your PCS support agreements will be subject to customer renewal. We also note disclosure on page F-8 which indicates that commencing in July 2005,
PCS renewals became exercisable by customers. Clarify the period in which a material number of your support agreements will be subject to renewal and how you will consider this information to determine whether you have established VSOE of fair value for PCS. If renewals became exercisable in July 2005, quantify the number of renewals that have been exercised and the extent to which that impacts your determination of VSOE.

Income Taxes, page 33

21. We note your disclosure indicating that when you determined your
2004 tax valuation allowance you used only "objectively verifiable elements of income" and "did not consider forecasts of future profitability resulting from future projected contracts with customers." Tell us how this complies with the requirements of paragraph 20 of SFAS 109 which requires that "all available evidence, both positive and negative should be considered" in this determination.

22. With regard to 2005, we note that you did use forecasts in determining a valuation allowance. Tell us how this is consistent with your prior methodology and/or the accounting standard.

23. In reversing your entire allowance, explain in greater detail how you were able to overcome the negative evidence of cumulative losses in recent years (see paragraph 23 of SFAS 109).

24. We also note that you concluded that it was "likely" that you would report a certain amount of taxable income. Your valuation allowance and the related disclosures should use the "more likely than not" standard as required by SFAS 109.

Results of Operations, page 34

25. Please quantify the impact of each identified source for material changes from period to period in line items of your financial statements. For example, you attribute the increase in your sales and marketing and general and administrative expenses for the periods you have compared to various sources without quantifying the impact of each source. As disclosed, your general and administrative expense for the nine months ended September 30, 2005 increased by an aggregate $1.5 million as a result of "increased recruiting and employee related costs, increased legal fees...and increased accounting fees." To the extent material, discuss how much each source contributed to the $1.5 million increase. Please review your disclosure in light of this comment and revise as appropriate.

Nine Months Ended September 30, 2005 and 2004, page 34

26. As disclosed, your revenue increased 263 percent as you increased the number of activated eICU Centers from 12 to 23 between September
30, 2004 and 2005. Please elaborate further on the reason for the substantial increase in your revenue of 263 percent when contrasted to the doubling of activated eICU Centers. In this regard, please elaborate on whether the new activations comprise larger implementations. Also, please elaborate on whether additional activations by existing customers comprised additional eICU Centers,
ICUs or ICU beds. In light of the foregoing, please advise whether a discussion based on the number of ICUs or ICU beds would also be appropriate. We note your discussion on page 38 that increased revenues resulted primarily from an increase in activated eICU Centers.

27. You disclose that your total deferred revenue increased as a result of an increase in contractually committed eICU Centers from 22 to 32. Please elaborate here or elsewhere, as appropriate, on the difference between activated as opposed to contractually committed eICU Centers and discuss whether they are mutually exclusive. For example, we note that the increase in activated eICU Centers between
September 30, 2004 and 2005 of 11 does not necessarily correlate with the increase in contractually committed eICU Centers of 10.

Liquidity and Capital Resources, page 39

28. We note your prior disclosure elsewhere that you provide customers with a perpetual license to your software, clinical and technical implementation services and ongoing support services under a three-year support agreement and that you have a revenue backlog of
$72.7 million as of September 30, 2005. We further note your discussion here regarding your accounting for invoiced amounts to your customers. Please elaborate here or elsewhere, as appropriate, on the typical payment terms of your agreements with customers.

Business

Industry Background

Lack of Available ICU Beds Cause Hospital Bottlenecks, page 43

29. You have attributed certain information to a study by a major teaching hospital. Please identify the major teaching hospital that conducted the study and advise us if such study is publicly available at nominal or no cost.

Sales, Marketing and Customers

Marketing, page 47

30. Please elaborate on the Leapfrog ICU physician staffing requirement that your eICU Program allows hospitals to meet.

31. We note your discussion of mass media coverage of the implementation of your eICU Program with various customers and that coverage has been afforded for "virtually all prior eICU Center openings." Please provide us with copies of articles or information regarding broadcast coverage including the most recent articles or coverage and the articles you indicate were published by USA Today, the Wall Street Journal, U.S. News & World Report and Prevention. Further, please provide us with support for your statement that all prior eICU Center openings have been covered by local television and newspapers.

Intellectual Property, page 51

32. With respect to your disclosure regarding your intellectual property disputes with iMDsoft and Cerner and the subsequent rejection of all your patent claims by the U.S. Patent and Trademark
Office, please discuss the extent to which your one patent forms the basis for the technology underlying your eICU Program. Discuss specifically the technology covered by the patent and how it is implemented in and/or integral to your product offerings. We note your disclosure that your pending patent applications are continuations of the original patent. Please address whether any final adverse disposition on your patent would affect your outstanding applications as well as your international patents.

33. We note that your co-founders developed the technology for your eICU Program. As a result, it appears that the assignment agreement by which you have obtained such technology should be filed pursuant to Item 601(b)(10)(i) of Regulation S-K. Please file such agreement or advise us otherwise.

Competition, page 51

34. We note your statement that "the market for...advanced remote monitoring technology for ICU beds is new and just beginning to develop" and your subsequent statement that "[yo]ur potential competitors include companies that provide critical care clinical information systems." Please reconcile the two statements to address how "critical care clinical information systems" differs from "advanced remote monitoring technology." Please also clarify your discussion to address how the competitive products you have identified differ or are substantially similar to your product. The use of differing nomenclature with respect to your competitors` products does not clearly convey how such products and companies compete with you.

Government Regulation

Food and Drug Administration, page 53

35. Your disclosure indicates that the FDA clearance of your eICU Program through its 510(k) notification process was facilitated by the demonstration that your device "is substantially equivalent to a so-called `predicate device.`" Please elaborate on the "predicate device" upon which your device was determined to be substantially equivalent to.

HIPAA Privacy and Security Regulations, page 55

36. Pursuant to your disclosure, violations of the Privacy Rules or the Security Rules are punishable by fines and such rules apply directly only to covered entities of which you are not. You, however, must enter into business associate agreements with your customers who are covered entities. Please discuss how violations of the Privacy Rules or the Security Rules as a result of your actions are addressed. In particular, please briefly discuss any indemnification terms that are set forth in the business associate agreement.

Legal Proceedings, page 57

37. Please elaborate on the significance of your statement that "iMDsoft noted in its reexamination request references that were not previously reviewed by the examiner during the prosecution of [y]our patent." Please also reconcile your statement as to the current reexamination of the patent by the U.S. Patent and Trademark Office with your subsequent statement that all claims have been rejected in the U.S. Patent Office`s first office action.

Management

Executive Compensation, page 64

38. It appears that the compensation identified in the other compensation column should be more appropriately disclosed under salary or bonus with an explanatory footnote. Please revise.

Management Severance Plan, page 67

39. Please provide greater detail with respect to the material terms of your management severance plan.

Certain Relationships and Related Party Transactions

Dividend, page 69

40. Please disclose the amount of dividend to be received by each related party.

Description of Capital Stock, page 72

41. We note your disclosure that there are 120,046 shares of preferred stock subject to outstanding warrants and that you have filed a warrant issued to Comerica Bank for the purchase of 43,796 shares of preferred stock. It appears that the remaining outstanding warrants should be filed pursuant to Item 601(b)(10)(i) of Regulation
S-K. Please file such warrants as exhibits or advise us why such filing is not required.

Shares Eligible for Future Sale

Lock-up Agreements, page 78

42. Here or elsewhere, as appropriate, please disclose the circumstances under which Morgan Stanley will either shorten or waive the lock-up arrangements with respect to (1) you and (2) your officers, directors and current stockholders.

Material United States Federal Tax Considerations for Non-United
States Holders of Common Stock, page 79

43. Please advise us whether the underwriters intend to offer shares to non-U.S. residents.

Underwriters, page 82

44. Please tell us whether any member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to the Office of Chief Counsel.

Notes to Financial Statements, page F-7

Note 1, Organization and Summary of Significant Accounting
Policies,
page F-7

Accounts Receivable, page F-8

45. We note that you appear to provide extended payment terms for some of your arrangements. Revise your revenue recognition accounting policy to explain how these extended payment terms impact your revenue recognition policies. Refer to paragraph 28 of SOP 97-
2.

Note 2. Net Loss Attributable to Common Stockholders Per Share, page
F-11

46. For the period ended September 30, 2005, provide the disclosures in paragraph 40(a) of SFAS 128.

Note 5, Stock Options, page F-13

47. We note that you engaged and relied upon an independent appraiser in determining the fair value of your stock at certain dates here as well as in your management`s discussion and analysis. Please identify this valuation specialist and include the expert`s consent in accordance with Section 436(b) of Regulation C.

48. Tell us what consideration you gave to the accounting and disclosure provisions of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the
"Practice Aid"). For each grant where a retrospective valuation was used please include (1) a discussion of the significant factors, assumptions and methodologies used in determining fair value, (2) a discussion of each of the significant factors contributing to the difference between the fair value as of the date of each grant and the offering price and (3) the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

49. We note from your disclosure on page 32 that the independent appraiser considered a "combination of valuation methodologies" including the income, market and transaction approaches. Tell us why you believe their use of a combination of methodologies was consistent with paragraph I.29 of the Practice Aid which generally indicates that there is one method that is more appropriate in certain circumstances than others and indicates that one method (or at most two) is typically selected.

Note 10.  Contingencies

50. We note that you are unable to predict the ultimate resolution of the matter described in the first paragraph of Note 10. If so, tell us how you are able to conclude that ultimate resolution will not have a material effect on your financial position.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Chauncey Martin at (202) 551-3441 or Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel
Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Wm. David Chalk, Esq.
	George J. Nemphos, Esq.
	DLA Piper Rudnick Gray Cary US LLP
	6225 Smith Avenue
Baltimore, Maryland 21209
	Telephone: (410) 580-3000
	Facsimile: (410) 580-3120